September 18, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	Sawai Pharmaceutical Co., Ltd.

Draft Registration Statement on Form F-4

Submitted August 7, 2020

CIK No. 0001816901

Ladies and Gentlemen:

At the request of Sawai Pharmaceutical Co., Ltd. (“Sawai Pharmaceutical”), we are responding to the comment letter, dated September 3, 2020, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission relating to the Draft Registration Statement on Form F-4 (the “Draft Registration Statement”) confidentially submitted by Sawai Pharmaceutical on August 7, 2020. Concurrently with the submission of this letter, Sawai Pharmaceutical is submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”) via EDGAR. Capitalized terms used by not defined herein have the meanings assigned to such terms in Amendment No. 1.

The responses of Sawai Pharmaceutical to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments. The page number references in Sawai Pharmaceutical’s responses are references to page numbers of Amendment No. 1.

In addition to the amendments in response to the Staff’s comments, Sawai Pharmaceutical has amended certain portions of the Draft Registration Statement to provide updates or clarifications.

Sawai Pharmaceutical has not included as part of the submission of Amendment No. 1 all of the exhibits that are required to be included. Sawai Pharmaceutical plans to include the other exhibits in a later amendment to the Draft Registration Statement or in public filings of the Form F-4.

SHEARMAN.COM
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Draft Registration Statement on Form F-4

Cover Page

1.	Please state the amount of securities being offered in the share transfer. Refer to Item 501(b)(2) of Regulation S-K.

In response to the Staff’s comment, Sawai Pharmaceutical has revised the disclosure on the outside front cover page of the prospectus. The amount of securities being offered will be provided in a later amendment to the Draft Registration Statement, or in a public filing of the Form F-4, once information concerning the record owners of shares of Sawai Pharmaceutical as of September 30, 2020, the record date for the extraordinary general meeting of Sawai Pharmaceutical shareholders to vote on the Share Transfer, becomes available.

Q. What are the U.S. tax consequences of the Share Transfer?, page v

2.

With reference to tax counsel’s opinion on pages 87-88, please revise your Q&A discussion to highlight the uncertainty concerning the tax treatment applicable to U.S. holders. Also, add risk factor discussion concerning this uncertainty. For additional guidance, please refer to Section III.C.4 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

In response to the Staff’s comment, Sawai Pharmaceutical has revised the disclosure on pages v and 5.

Intellectual Property, page 34

3.	Please revise your disclosure under your section titled “License” to describe the parties’ rights and obligations under the licenses you reference in this section or advise.

Sawai Pharmaceutical respectfully informs the Staff that it does not consider itself to be dependent on any of the licenses disclosed under the caption referenced above, nor does it believe that such licenses are otherwise material to its business. Given this, Sawai Pharmaceutical respectfully submits that providing further details about the terms of such licenses would not provide meaningful information to Sawai Pharmaceutical shareholders in connection with their investment decisions concerning the proposed Share Transfer.

Directors of SGH Following the Share Transfer, page 67

4.

With reference to the third paragraph and the table on page 67, please identify all individuals who will serve in management positions. Refer also to Item 18(a)(7)(i) of Form F-4 and Item 6.A of Form 20-F.

Sawai Pharmaceutical respectfully informs the Staff that what, if any, management positions at SGH that the persons named in the table under the third paragraph under the heading “Directors of SGH Following the Share Transfer” will assume will not be decided until after the extraordinary general meeting of Sawai Pharmaceutical shareholders to vote on the Share Transfer. In addition, Sawai Pharmaceutical has not decided whether any individual, other than the persons referenced above, will serve as an “executive officer” (within the meaning of Rule 3b-7 under the Securities Exchange Act of 1934, as amended) of SGH.

Index to Financial Statements and Schedule , page F-1

5.	Given that you are registering shares of SGH, please tell us whether you intend to include audited financial statements of SGH in this filing prior to effectiveness.

Sawai Pharmaceutical respectfully advises the Staff that, as set forth on page 4, it does not intend to include audited financial statements of SGH in the Form F-4 prior to effectiveness because SGH will not come into existence until the Share Transfer takes effect. Assuming Sawai Pharmaceutical shareholders approve the Share Transfer at the extraordinary general meeting of shareholders currently planned to be held on December 21, 2020, and other conditions are satisfied, it is currently expected that the Share Transfer will take effect, and SGH will be formed, on April 1, 2021.

Note 4. Operating Segment, page F-21

6.

Please revise to disclose your current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts (i) located in the entity’s country of domicile and (ii) located in all foreign countries in total in which you holds assets. If assets in an individual foreign country are material, those assets shall be disclosed separately. Refer to the guidance in IFRS 8.33(b).

Sawai Pharmaceutical respectfully informs the Staff that, as described further below, all material non-current assets of Sawai Pharmaceutical that are located outside of Japan, Sawai Pharmaceutical’s country of domicile, are disclosed as such in the Draft Registration Statement. It thus believes that providing a more detailed geographic breakdown of non-current assets than what it has already included would not provide additional meaningful information to investors.

Sawai Pharmaceutical manufactures and sells generic pharmaceutical products with operations in Japan and the United States. It has two operating segments: the “Japan Business” segment, which consists of Sawai Pharmaceutical and group subsidiaries located in Japan, and the “U.S. Business” segment, which consists of subsidiaries in the United States. Each company has non-current assets only in the country where it is located. As a result, non-current assets in the Japan Business segment are located in Japan, and non-current assets in the U.S. Business segment are located in the United States.

Note 4 of Sawai Pharmaceutical’s consolidated financial statements (see page F-23) already provides a breakdown of non-current assets by geographical location as of March 31, 2019 and 2020. The components of such non-current assets are as follows:

	Yen (in millions)
	March 31,
	2019			2020
	Japan	U.S.	Total	Japan	U.S.	Total
Property, plant and equipment	69,964	11,269	81,233	68,013	13,000	81,013
Goodwill	—	39,403	39,403	—	38,636	38,636
Marketed products	6,438	30,859	37,297	5,238	37,775	43,013
Research and development	4,643	4,484	9,127	6,597	3,853	10,450
Trademark	—	6,625	6,625	—	6,497	6,497
Software	1,139	270	1,409	1,452	114	1,566
Other	822	485	1,307	386	462	848

Total	83,006	93,395	176,401	81,686	100,337	182,023

The only country outside of Japan in which Sawai Pharmaceutical’s non-current assets are located is the United States. Sawai Pharmaceutical’s non-current assets in the United States mainly consist of goodwill and marketed products. Of marketed products in the United States, Sawai Pharmaceutical believes that those relating to Tosymra™ and Zembrace® SymTouch® are individually material. With respect to the aforementioned non-current assets, Sawai Pharmaceutical’s existing goodwill is described in Note 14 of Sawai Pharmaceutical’s consolidated financial statements (see page F-33) as being entirely allocated to the U.S. Business segment. Similarly, the carrying amounts of marketed products relating to Tosymra™ and Zembrace® SymTouch® are also disclosed in Note 14 of Sawai Pharmaceutical’s consolidated financial statements (see page F-33), while the fact that such products relate to the U.S. Business segment is disclosed in the Draft Registration Statement in, among other places, “Business of Sawai Pharmaceutical—Products—U.S. Business Segment” (see page 30) and “Sawai Pharmaceutical Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources and Uses of Liquidity” (see page 65). Given this, the fact that such non-current assets are part of the U.S. Business segment, and thus located in the United States, is already disclosed in the Draft Registration Statement.

Given that the aforementioned non-current assets are the material components of Sawai Pharmaceutical’s non-current assets outside Japan, and given that the fact that those are located in the United States is already described in the Draft Registration Statement, Sawai Pharmaceutical respectfully submits that including further information on the geographic breakdown of non-current assets in the Form F-4 would be of limited use to Sawai Pharmaceutical shareholders in connection with their investment decisions concerning the proposed Share Transfer.

*        *        *

Please do not hesitate to contact me by telephone at +81-3-5251-0232 or by email at masahisa.ikeda@shearman.com, or Toshiro Mochizuki by telephone at +81-3-5251-0210 or by email at toshiro.mochizuki@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc: Kazuhiko Sueyoshi, Director and Chief Financial Officer of Sawai Pharmaceutical

4